Mail Stop 3561

March 2, 2007

BY U.S. Mail and via Facsimile

Mr. Don T. Squire, Jr.
 Chief Financial Officer
ALPINE AIR EXPRESS, INC.
1177 Alpine Air Way
Provo, Utah  84601

>    **Re:    Alpine Air Express, Inc.**
>    **Form 10-KSB for fiscal year ended October 31, 2006**
>    **Filed January 29, 2007**
>    **File No. 0-27011**

Dear Mr. Squire:

We have reviewed your filing and have the following comments.  We think you should revise your document in response to these comments by filing an amendment to your October 31, 2006 Annual Report on Form 10-KSB.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.  Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.  Please respond within ten (10) business days.  The requested amendment should be filed as soon as possible.

FORM 10-KSB (Fiscal Year Ended October 31, 2006)

Management's Discussion and Analysis

1.      Expand your disclosure to describe the specific major changes in the Hawaii USPS
        contract that occurred in January 2006.  Also, disclose the term of the initial contract that
        was awarded in April 2004, and disclose the date that the contract was renewed or the
        date that a new contract was entered into, including the length of the contract period.

2.      It is unclear whether your decrease in revenues in fiscal 2006 was attributable to your
        operations not having the ability to provide the use of scanning equipment to track the
        tender, load and delivery status of the USPS mail.  Please make all necessary revisions to
        clarify your disclosures.

3.      Please tell us whether you anticipate that your business operations with the USPS will be
        restored to their previous level upon your implementing the changes described in the
        fourth paragraph and your obtaining new contract modifications or renewals.

4.      In MD&A, discuss the potential effect on your operations if your contracts with the
        USPS are not renewed.

Liquidity and Capital Resources

October 31, 2006 and 2005

5.      Expand to disclose the amount of any lines or letters of credit that you may have and the
        amount available under such credit facilities as of the most recent balance sheet date.

6.      We note that you have engaged in sale/leaseback transactions with respect to certain of
        your aircraft, and that other aircraft have been pledged as security for notes payable
        related to the purchase of those aircraft.  Please discuss these financings in MD&A and
        disclose the number of your aircraft, if any, that are unencumbered and therefore
        available for future financing transactions.  Also, disclose the carrying value of any such
        unencumbered aircraft and your expectations with regard to the possibility of using such
        aircraft in future financings.

Results of Operations

7.      Expand the first paragraph to explain the decrease in profitability of your "public
        services" operations, as we note that both revenues and costs as shown in the statements
        of operations decreased significantly.

8.      The statements of operations line item "gain (loss) on disposal of assets" should be reclassified as a separate line item within "operating income (loss)," pursuant to the guidance in footnote 68 of Staff Accounting Bulletin 104 (Topic 13) as well as paragraph 45 of SFAS No. 144.  Please revise your MD&A discussion and financial statements accordingly.

9.      Expand to disclose the amount of (i) net income (loss), and (ii) net income (loss) available to common shareholders for each year in which statements of operations are presented.  Also discuss the impact of preferred stock dividends on the amount of net income (loss) available to common shareholders.

Other

10.     Please provide a discussion in MD&A of your "Critical Accounting Policies."  We refer you to Financial Reporting Release No. 72.  As appropriate, you should give consideration to including those policies pertaining to revenue recognition, depreciation and amortization, impairment of long-lived assets, and income taxes.  Also, please discuss any material off-balance sheet arrangements.  We refer you to Financial Reporting Release No. 67.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

11.     We note the auditor's report appears to be inadvertently dated January 26, 2006 rather than January 26, 200_7_.  Please amend the Annual Report on Form 10-KSB for the fiscal year ended October 31, 2006 to have your independent auditors correct the date.

Statements of Operations, page F-5

12.     As noted in one of our earlier comments, please revise your statements of operations to reclassify the line item "gain (loss) on disposal of assets" within operating income (loss).

Statements of Comprehensive Income, page F-7

13.     Please explain to us in detail the nature of the fiscal year ended October 31, 2005 line item "reclassification adjustment" and tell us how the amount was calculated.

Note 5. Property and Equipment, page F-16

14.     With respect to the time deposits held as collateral on the various leases, disclose the maturity date of these time deposits or the length of the lease, as appropriate.

Note 6. Operating Leases, page F17

15.     Please expand to also provide comparative fiscal year ended October 31, 2005 rent expense.  With respect to the payment into an engine reserve for aircraft under sale/leaseback agreements, tell us how you are accounting for these engine reserve payments in your financial statements and explain how this accounting complies with your accounting policy for engine overhauls.  Tell us whether you or the lessor is responsible for performing the engine overhauls under these sale/leaseback agreements.

Note 7. Related Party Transactions, page F-18
and
Note 11. Stockholders' Equity, page F-20

16.     Reference is made to the preferred stock of your subsidiary issued in connection with the purchase of aircraft.  As the preferred stock is redeemable by the holder based on the call for redemption feature, it is required to be classified outside of equity, even if the possibility of redemption is considered to be remote.  Accordingly, please revise your balance sheet to reclassify this redeemable preferred stock outside of stockholders' equity.  Reference is made to Accounting Series Release No. 268 and also Section 211 of the Codification of Financial Reporting Policies.

Note 19. Change in Accounting Method, page F-27

17.     Please expand to disclose the impact on earnings (loss) per share for the change in accounting method.  See SFAS No. 154, paragraph 17(b)(2).

18.     Please file, as Exhibit 18, a letter from your independent auditors stating whether the change in accounting method is preferable under the circumstances.  We refer you to the requirements of Item 601(b)(18) of Regulation S-B.  The letter should be filed as an exhibit to your amended October 31, 2006 Annual Report on Form 10-KSB.  Alternatively, if the Exhibit 18 letter has been previously filed with us, tell us in which Exchange Act filing it was included, and the date of such filing.

********

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

<u>Closing</u>

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,


David R. Humphrey
Branch Chief